1 October 2008

Cadbury plc Board Change

Cadbury is today announcing that Ken Hanna, Executive Director and Chief Financial Officer, has informed the Board of his decision to step down from the Board in April 2009 after five years with the company.

Ken has confirmed that it is his intention to pursue a number of non-executive appointments, including at Inchcape plc, which today has announced his appointment as Chairman with effect from May 2009.  Inchcape is a UK listed FTSE 250 international car retailer with operations in 25 countries. Ken has been on the Board of Inchcape since 2001.

Roger Carr, Chairman of Cadbury said: “On behalf of the Board, I would like to thank Ken for the outstanding contribution he has made to the group as Chief Financial Officer. He has played a central role as we have radically restructured the business both from an operations and a portfolio perspective.”

Ken Hanna, Chief Financial Officer of Cadbury said: “It has been a privilege to serve on the Cadbury Board and to work alongside Todd and the rest of the executive team. I have every confidence that, as a focused confectionery company, Cadbury will deliver on its full potential. I will remain committed to the Company’s success while completing a smooth handover to my successor next year.”

An external search for Ken Hanna’s replacement has commenced.

Cadbury will be announcing its Interim Management Statement on 14 October. The announcement will cover the three months trading to September 2008.

Ends

For further information
Cadbury plc	+44 1895 615000
http://www.cadbury.com
Capital Market Enquiries	+44 1895 615124
Sally Jones
John Dawson
Media Enquiries
Cadbury	+44 1895 615011
Katie Bell Alex Harrison
The Maitland Consultancy	+44 20 7379 5151
Philip Gawith

Notes:

Ken Hanna
Ken Hanna, age 55, is a Chartered Accountant who started his career as an auditor with Coopers and Lybrand. His first move was into Black & Decker as group treasurer. After that he went to Max Factor as Group Financial Controller and then to Avis where he spent ten years, the last four of which were as Group Finance Director of Avis Europe plc. In 1993 he left to go to Guinness plc, where he was Group Finance Director of United Distillers plc until 1997, when he moved to Dalgety plc. After a brief period as Group Finance Director he was appointed Group Chief Executive. In 1999, he became a Partner of Compass Partners International. In 2004, Ken was appointed as Chief Financial Officer of Cadbury Schweppes plc and became Chief Financial Officer of Cadbury plc on completion of the demerger of Americas Beverages in May 2008. Since 2001 Ken has also been a Non-Executive Director at Inchcape plc.

About Cadbury plc
Cadbury plc is a leading global confectionery business with number one or number two positions in over 20 of the world’s 50 largest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and the Natural Confectionery Company in candy.